September 11, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention: Erin Martin

Re:	Americold Realty Trust

Registration Statement on Form S-11 (SEC File No. 333-227282)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Americold Realty Trust that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern time, on September 13, 2018 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the Preliminary Prospectus dated September 11, 2018 (the “Preliminary Prospectus”) as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

[Signature Page Follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC

As Representatives of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory

J.P. MORGAN SECURITIES LLC

By:	/s/ Eddy Allegaert
Name:	Eddy Allegaert
Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Ian Taylor
Name:	Ian Taylor
Title:	Managing Director

[Signature Page to Acceleration Request]